UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  September 5, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President

                            ROCHESTER RESOURCES LTD.
           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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NEWS RELEASE                                                   SEPTEMBER 5, 2006

                MILL CONSTRUCTION ON SCHEDULE FOR 2006 PRODUCTION

VANCOUVER,  CANADA - ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;  OTCBB:  RCTFF AND
FRANKFURT: R5I): Douglas Good, President, is pleased to announce that site preparation for a conventional cyanidation processing plant and related infrastructure at the Mina Real gold/silver property located in Nayarit State, Mexico (the "Mina Real Property") is substantially completed and the extensive concrete pad system being constructed to accommodate the various components of the mill is in the process of being poured. About 3.5 kilometers of new roadway including bridge workings have been constructed between the base camp and the mill site. Power is available to the site and agreement has been reached with the local power company to upgrade the power lines to the mill site to accommodate power demands in excess of a 300 tonne/day milling operation. Photos of the mill site, civil works in progress, road development and camp/office facilities will be available for viewing shortly in the Photo Gallery section of the Company's website at WWW.ROCHESTERRESOURCESLTD.COM . Also available on the website is the August 29, 2006 News Release announcing particulars of independent assay results on channel samples taken on 290 metres of development mining which averaged 12.10 grams/tonne of gold and 232.25 grams/tonne of silver and a width of 1.09 metres.

Firm contracts for the purchase and delivery of key components of the mill have been placed with suppliers with deliveries scheduled over the coming two months. The plant is scheduled for completion by November of 2006 and will have an initial start-up capacity of 200 tonnes/day and a design that can be easily upgraded to at least 300 tonnes/day.

Rochester has advanced the US$1.5 million under its 2006 Work Program commitment and earned an initial 40% interest in the Mina Real Property. A further 1.83% has been earned through payment of US$150,000, representing the first two of eighteen option installments that could increase the Company's interest in Mina Real Property to 51% if all installments were made. Negotiations are continuing with the Company's joint venture partner for acquisition of the remaining interest.

The Company also announces that incentive stock options have been granted to certain directors and officers for the purchase of up to 320,000 common shares at a price of $0.90 for 5 years.

ON BEHALF OF THE BOARD                         INVESTOR INFORMATION CONTACT:

/s/ DOUGLAS F. GOOD                                   Douglas F. Good
Douglas F. Good, President & CEO                    Tel: 1-877-541-6285
                                           Email: info@rochesterresourcesltd.com
                                          Website: www.rochesterresourcesltd.com
FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.